Filed by Aon Global Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Aon Corporation
Commission File No.: 001-07933

Commission File No. for Registration Statement
on Form S-4: 333-178991

Dear                             ,

Today Aon announced an important step in the evolution of our firm and I would like to explain how this move will help Aon better serve our clients.

As you may have read in our press release, Aon announced that we are moving our corporate headquarters from Chicago to London and Aon’s incorporation from Delaware to the England.

Most importantly, the move will not change the way I or our team serve you as a client. A small number of senior executives, none from Aon Benfield, are relocating to London. Aon will continue to operate as a global firm that serves clients wherever they are. This move will provide us with the financial flexibility to reinvest in and strengthen our client service capabilities. At Aon, we understand that we only succeed when our clients succeed and we believe this move will enhance our ability to realize that goal.

Chicago will continue as our headquarters for the Americas and we will maintain a strong professional and philanthropic presence in the city, where we have recently signed a letter of intent for a new 15-year lease at the Aon Center.

We are excited about the next steps in the Aon journey and we remain committed to building upon and strengthening our strategic relationship.

Thank you for your support and please feel free to call us directly should you wish to discuss.

Sincerely,

Greg Case	Steve McGill
President and CEO	Chairman and CEO
Aon Corporation	Aon Risk Solutions

This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law.  In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4 that included a preliminary proxy statement/prospectus, and each of Aon and Aon UK may be filing with the SEC other documents regarding the proposed reorganization.  At the appropriate time, the definitive proxy statement/prospectus regarding the proposed reorganization will be mailed to Aon stockholders.  Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon and Aon UK by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above.